Exhibit 99.1

FLY LEASING REPORTS FOURTH QUARTER AND FULL YEAR 2011 FINANCIAL RESULTS

Dublin, Ireland, March 8, 2012 — FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the fourth quarter and full year of 2011.

Fourth Quarter 2011 Highlights

•	Adjusted net income of $20.7 million, $0.80 per share

•	Net loss of $9.2 million, $0.37 per share

•	Acquired 51 aircraft for $1.3 billion

•	Sold two aircraft for a pre-tax gain of $9.1 million

•	Declared 17th consecutive quarterly dividend on January 16, 2012

2011 Full Year Highlights

•	Adjusted net income of $35.8 million, $1.38 per share

•	Net income of $1.1 million, EPS of $0.03

•	Acquired 52 aircraft for $1.4 billion

•	Recognized $5.4 million in pre-tax income from investment in BBAM

•	Repurchased 1.1 million shares bringing total repurchased to 24% of IPO shares

•	Paid $0.80 per share in dividends

“2011 was a transformational year for FLY as we grew our fleet from 59 to 109 aircraft, an 85% year-on-year increase” said Colm Barrington, CEO of FLY. “This significant growth was achieved without raising any additional equity capital, and we expect that our larger fleet will have a positive impact on Adjusted Net Income and EPS in future reporting periods.”

“In the fourth quarter, we incurred a $7.5 million impairment charge in respect of two twenty-year old aircraft,” said Barrington. “We expect to recover approximately $6 million later this year from end of lease compensation payments from our lessee, retained maintenance reserves and disposition proceeds, reducing our net economic loss to approximately $750,000 per aircraft.”

“We have recently extended a $600 million financing facility from 2012 to 2018 on attractive terms,” noted Barrington. “FLY has enjoyed continued access to financing through BBAM’s worldwide banking relationships. Also, our 15% interest in BBAM generated pre-tax income of $5.4 million in 2011, proving it to be an excellent investment for shareholders.”

“With a larger fleet, a strong balance sheet and BBAM’s experienced management team, FLY is well-positioned to execute on its strategy of taking advantage of attractive opportunities for growth and shareholder value enhancement, including rewarding our shareholders with an attractive dividend,” added Barrington.

Financial Results

FLY’s net loss and basic and diluted loss per share for the fourth quarter of 2011 were $9.2 million and $0.37, respectively compared to net income of $10.6 million and net income per share of $0.39 in the same period of 2010. The 2011 loss was driven primarily by $16.1 million of fees and expenses recognized in connection with the acquisition of the portfolio of 49 aircraft which was completed in the quarter and a $7.5 million impairment charge taken on two twenty-year old Boeing 737 classic aircraft which will be returned from the lessee in 2012. Our larger fleet, earnings from our investment in BBAM and the gain from the sale of two aircraft contributed positively to fourth quarter 2011 earnings. In 2010, fourth quarter earnings were favorably impacted by a gain of $4.5 million from the sale of an aircraft and $4.3 million of end of lease revenue.

Net income and diluted earnings per share for the year ended December 31, 2011 were $1.1 million and $0.03, respectively, compared to $52.7 million and $1.86 in 2010, respectively. The 2011 results include a gain of $9.1 million from the sale of two aircraft and $2.9 million of end of lease revenue but were unfavorably impacted by $18.0 million in fees and expenses associated with the portfolio acquisition and the $7.5 million impairment charge. The 2010 results benefited from a gain of $12.5 million from the sale of an option to purchase our notes payable, gains of $13.5 million from the sale of four aircraft and $21.4 million of end of lease revenue.

Adjusted Net Income

Adjusted Net Income was $20.7 million for the fourth quarter of 2011 compared to $11.6 million in the same period in the previous year. On a per share basis, Adjusted Net Income was $0.80 in the fourth quarter of 2011 compared to $0.43 for the same period in the previous year.

For the year ended December 31, 2011, Adjusted Net Income was $35.8 million or $1.38 per share. This compares to $56.4 million or $1.99 per share in 2010. In 2010, Adjusted Net Income included $21.4 million of end of lease revenue and $12.5 million from the sale of an option to purchase our notes payable.

FLY defines Adjusted Net Income as net income plus or minus the ineffective portion of cash flow hedges, aircraft impairment, non-cash share-based based compensation and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting and acquisition transaction fees and expenses.

Management believes that Adjusted Net Income provides useful information about operating performance and period-over-period comparisons. It also provides additional information that is useful in evaluating the underlying operating performance of our business without regard to the impact of items such as fair value adjustments of debt that the company has assumed, acquired leases and derivative instruments and other non-recurring items of income and expense affecting current period results. Adjusted Net Income should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States (GAAP). Please see the reconciliation of Adjusted Net Income to net income determined in accordance with GAAP below.

Available Cash Flow

Available Cash Flow (“ACF”) was $44.6 million in the fourth quarter of 2011 compared to $37.8 million in the same period of 2010. ACF per share was $1.73 for the fourth quarter of 2011 compared to $1.42 in the same period of 2010. For the year ended December 31, 2011, ACF was $133.0 million or $5.12 per share compared to $165.7 million or $5.85 per share for 2010.

FLY defines ACF as net income plus depreciation and impairment charges, non-cash share-based based compensation, ineffective portion of cash flow hedges, deferred taxes, amortization of lease incentives, debt issue costs, lease premiums and discounts and debt discounts and other one-time, non-cash items.

Management believes ACF provides an additional measure for evaluating its on-going cash earnings from which capital investments are made, debt is serviced, and dividends are paid. ACF excludes certain positive and negative cash items, including principal payments and has certain limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with GAAP.

Dividends and Share Repurchases

On January 16, 2012, FLY declared a dividend of $0.20 per share in respect of the fourth quarter of 2011. This dividend was paid on February 17, 2012 to shareholders of record on January 30, 2012. FLY paid four quarterly dividends totaling $0.80 per share in respect of 2011.

During 2011, FLY repurchased 1.1 million shares. FLY has now repurchased 8.1 million shares at an average price of $7.91 per share, representing 24% of the shares issued in our IPO in 2007. At December 31, 2011 there were 25.7 million shares outstanding.

Financial Position

At December 31, 2011, FLY’s total assets were $3.2 billion, including flight equipment with a net book value of $2.8 billion. This represents an increase of $1.2 billion from December 31, 2010 in total assets and an increase of $1.1 billion in the net book value of flight equipment compared to December 31, 2010. The increases are primarily driven by the addition of 52 aircraft during 2011.

Cash and cash equivalents at December 31, 2011 totaled $380.5 million, of which $82.1 million was unrestricted. This compares to total cash and cash equivalents of $329.0 million at December 31, 2010, of which $164.1 million was unrestricted.

Aircraft Portfolio

At December 31, 2011, FLY’s 109 aircraft were on lease to 53 airlines in 29 countries. The table below shows the aircraft in FLY’s portfolio on December 31, 2011 and 2010. The table does not include four B767 aircraft owned by a joint venture in which FLY has a 57% interest.

	September 30,	September 30,
Portfolio at	Dec 31, 2011	Dec 31, 2010
Airbus A319	20	10
Airbus A320	29	16
Airbus A330	1	1
Airbus A340	3	—
Boeing 717	6	—
Boeing 737	37	18
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1
Boeing 777	—	1

Total	109	59

At December 31, 2011, the average age of the portfolio was 8.5 years weighted by the net book value of each aircraft. The average remaining lease term was 3.6 years, also weighted by net book value. At December 31, 2011 FLY’s leases were generating annualized revenues of $363 million compared to $194 million at December 31, 2010, a 87% increase.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, March 8, 2012. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 45068326 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 45068326. The replay recording will be available until March 15, 2012.

A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited

West Pier

Dun Laoghaire

Co Dublin, Ireland

FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	September 30,	September 30,	September 30,	September 30,
	Three months ended Dec. 31, 2011 (Unaudited)	Three months ended Dec. 31, 2010 (Unaudited)	Year ended Dec. 31, 2011 (Audited)	Year ended Dec. 31, 2010 (Audited)
Revenues
Operating lease revenue	$81,567	$52,236	$230,716	$219,655
Equity earnings from unconsolidated subsidiaries	3,021	1,044	5,647	2,901
Gain on sale of aircraft	9,137	4,537	9,137	13,449
Gain on sale of option to purchase notes payable	—	—	—	12,501
Lease termination settlement	519	559	2,135	2,298
Interest and other income	268	1,557	1,154	2,861

Total revenues	94,512	59,933	248,789	253,665

Expenses
Depreciation	32,995	20,331	95,718	84,032
Aircraft impairment	7,500	—	7,500	—
Interest expense	35,373	19,145	90,547	75,748
Selling, general and administrative	9,525	5,932	27,248	25,413
Transaction fees and expenses	16,108	—	18,038	—
Debt purchase option amortization	—	—	—	947
Maintenance and other costs	297	2,218	4,400	4,651

Total expenses	101,798	47,626	243,451	190,791

Net income (loss) before provision for income taxes	(7,286)	12,307	5,338	62,874
Provision for income taxes	1,895	1,669	4,242	10,207

Net income (loss)	$(9,181)	$10,638	$1,096	$52,667

Weighted average number of shares
— Basic	25,660,661	26,680,620	25,843,348	28,264,227
— Diluted	25,660,661	26,729,345	25,992,062	28,307,971
Earnings (loss) per share
— Basic	$(0.37)	$0.39	$0.03	$1.86
— Diluted	$(0.37)	$0.39	$0.03	$1.86
Dividends declared and paid per share	$0.20	$0.20	$0.80	$0.80

FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	September 30,	September 30,
	Dec. 31, 2011 (Audited)	Dec. 31, 2010 (Audited)
Assets
Cash and cash equivalents	$82,105	$164,107
Restricted cash and cash equivalents	298,404	164,935
Rent receivables	3,186	995
Investment in unconsolidated joint ventures	15,141	9,655
Flight equipment held for operating leases, net	2,762,289	1,613,458
Deferred tax asset, net	5,329	3,046
Fair market value of derivative asset	4,023	2,226
Other assets, net	28,021	19,802

Total assets	$3,198,498	$1,978,224

Liabilities
Accounts payable and accrued liabilities	10,429	5,190
Rentals received in advance	15,297	9,868
Payable to related parties	4,863	1,539
Security deposits	50,672	31,682
Maintenance payment liabilities	231,793	135,019
Secured borrowings, net	2,326,110	1,224,109
Fair market value of derivative liabilities	98,487	82,436
Other liabilities	17,814	13,477

Total liabilities	2,755,465	1,503,320

Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 25,685,527 and 26,707,501 shares issued and outstanding at December 31, 2011 and 2010, respectively	26	27
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	455,186	463,559
Retained earnings	57,982	77,984
Accumulated other comprehensive loss, net	(70,161)	(66,666)

Total shareholders’ equity	443,033	474,904

Total liabilities and shareholders’ equity	$3,198,498	$1,978,224

FLY Leasing Limited

Reconciliation of Adjusted Net Income, a Non-GAAP Financial

Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	September 30,	September 30,	September 30,	September 30,
	Three months ended Dec. 31, 2011 (Unaudited)	Three months ended Dec. 31, 2010 (Unaudited)	Year ended Dec. 31, 2011 (Unaudited)	Year ended Dec. 31, 2010 (Unaudited)
Net Income (loss)	$(9,181)	$10,638	$1,096	$52,667
Add (less):
Ineffective portion of cash flow hedges	184	—	184	—
Aircraft impairment	7,500	—	7,500	—
Non-cash share-based compensation	1,672	949	4,768	3,720
Adjustments related to GAAM Portfolio acquisition:
Amortization of fair value adjustments recorded in purchase accounting	5,838	—	5,838	—
Acquisition transaction fees and expenses	16,108	—	18,038	—
Income tax effects	(1,412)	—	(1,654)	—

Adjusted Net Income	$20,709	$11,587	$35,770	$56,387

Weighted average diluted shares outstanding	25,798,377	26,729,345	25,992,062	28,307,971

Adjusted Net Income per share	$0.80	$0.43	$1.38	$1.99

Fly defines Adjusted Net Income as net income plus or minus the after-tax impact of the ineffective portion of cash flow hedges, amortization of fair value adjustments resulting from purchase accounting and other non-recurring items such as impairment charges, acquisition transaction fees and expenses and non-cash share-based compensation. FLY believes that Adjusted Net Income, when viewed in conjunction with the its results under GAAP and the above reconciliations, provides useful information about operating and period over period performance, and provides additional information that is useful for evaluating the underlying operating performance of FLY’s business without regard to the impacts of fair-value adjustments related to assumed debt, acquired leases and derivative instruments and other non-recurring items affecting current period results. However, Adjusted Net Income is not a measure of financial performance under GAAP and, accordingly, should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. FLY’s measure of Adjusted Net Income may not be consistent with similar measures used by other companies.

FLY Leasing Limited

Reconciliation of Available Cash Flow, a Non-GAAP Financial

Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	September 30,	September 30,	September 30,	September 30,
	Three months ended Dec. 31, 2011 (Unaudited)	Three months ended Dec. 31, 2010 (Unaudited)	Year ended Dec. 31, 2011 (Unaudited)	Year ended Dec. 31, 2010 (Unaudited)
Net Income (loss)	$(9,181)	$10,638	$1,096	$52,667
Add (less):
Depreciation	32,995	20,331	95,718	84,032
Amortization	10,247	4,014	21,181	14,004
Aircraft impairment	7,500	—	7,500	—
Non-cash share-based compensation	1,672	949	4,768	3,720
Ineffective portion of cash flow hedges	184	—	184	—
Professional fees reimbursed by Babcock & Brown	—	—	—	2,180
Provision for deferred income taxes	1,144	1,900	2,562	9,069

Available cash flow	$44,561	$37,832	$133,009	$165,672

Weighted average diluted shares outstanding	25,798,377	26,729,345	25,992,062	28,307,971

Available cash flow per share	$1.73	$1.42	$5.12	$5.85

FLY defines Available Cash Flow (“ACF”) as net income plus depreciation and impairment charges, amortization of lease incentives, debt issue costs, lease premiums and discounts and debt discounts, non-cash share-based compensation, ineffective portion of cash flow hedges, professional fees reimbursed by Babcock & Brown and deferred income taxes. FLY’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. FLY believes ACF provides an additional measure for evaluating its ongoing cash earnings, from which capital investments are made, debt is serviced and dividends are paid. However, ACF excludes certain positive and negative cash items, including principal payments, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing FLY’s performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP.